[ASSURE HOLDINGS CORP. LETTERHEAD]

July 3, 2024

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Assure Holdings Corp.
Schedule TO-I filed June 21, 2024
File No. 005-92920

Ladies and Gentlemen:

Set forth below are the responses of Assure Holdings Corp. (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 1, 2024, with respect to the Schedule TO-I, File No. 005-92920, filed with the Commission on June 21, 2024, including the Offer Letter (the “Offer Letter”) attached as Exhibit (a)(1)(i) thereto (the “Schedule TO”). In connection with this letter, we are filing today via EDGAR Amendment No. 1 to the Schedule TO (“Amendment No. 1”), including an Amendment No. 1 to the Offer Letter (the “Amendment to Offer Letter”) which supplements and amends the Offer Letter and an amended Letter of Transmittal (the “Amended Letter of Transmittal”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment No. 1 or the Offer Letter, as may be amended by the Amendment to Offer Letter or the Amended Letter of Transmittal.

Schedule TO-I filed June 21, 2024; Offer Document General

1.	Please revise the disclosure to include the actual amount of the offer consideration, which, it appears, is 4,291.85 shares of Common Stock (i.e., $1,000 divided by $0.233).

Company Response: In response to the Staff’s comment, the Company has revised the disclosure of the Offer Letter in the Amendment to Offer Letter by amending all reference to the offer consideration to include the actual amount of the offer consideration, being 4,291.85 shares of Common Stock. In relation thereto, the disclosure in the first paragraph of the cover page of the Offer Letter, the second bullet on page 4 under the section captioned “Summary Terms of Convertible Note Exchange Offer, the answer to Question 1 on page 8 and to Question 28 on page 12 in the Questions and Answers section, and the disclosure in the second paragraph on page 20 under the section captioned “The Convertible Note Exchange Offer – General Terms and Eligibility – General Terms” have been amended.

2.	Please disclose in the opening paragraph of the Schedule TO, and the opening paragraph of the offer document, that the offer consideration may be adjusted to reflect the Reverse Stock Split.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure of the Offer Letter in the Amendment to Offer Letter by amending references to the offer consideration to include disclosure regarding adjustment to reflect the Reverse Stock Split. In relation thereto, the disclosure in the first and fourth paragraphs of the cover page of the Offer Letter, the second bullet on page 4 under the section captioned “Summary Terms of Convertible Note Exchange Offer, the answer to Question 1 on page 8 and to Question 28 on page 12 in the Questions and Answers section, and the disclosure in the second paragraph on page 20 under the section captioned “The Convertible Note Exchange Offer – General Terms and Eligibility – General Terms” have been amended.

3.	We note the following disclosure on the cover page of the offer document: "Holders otherwise entitled to receive a fractional share will receive a cash payment in an amount equal to product (sic) of the Exchange Price multiplied by the fraction of a share to which such Holder is entitled." As it is unclear whether "Exchange Price" is defined to mean $0.233, or, alternatively, "the quotient of $1,000 divided by $0.233," it is also unclear what consideration a fractional share will receive. Please revise to clarify.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure of the Offer Letter in the Amendment to Offer Letter by clarifying that each holder will receive a cash payment for fractional shares equal to the product of $0.233 multiplied by the fractional shares due to such holder. In relation thereto, the disclosure in the third paragraph of the cover page of the Offer Letter, the fifth bullet on page 4 under the section captioned “Summary Terms of Convertible Note Exchange Offer and the disclosure in the fifth paragraph on page 20 under the section captioned “The Convertible Note Exchange Offer – General Terms and Eligibility – General Terms” have been amended.

4.	In the Schedule TO, we note references to "Assure Holdings Inc." and "Assure Holdings Corporation," as opposed to "Assure Holdings Corp." Please revise, or advise.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Schedule TO and the Amended Letter of Transmittal to correct any typographical errors in the Company’s name.

5.	In the Schedule TO, in both Item 12 and the Index to Exhibits, please replace the reference to "Form of Letter of Transmittal" with "Letter of Transmittal" and provide a link to the document.

Company Response: In response to the Staff’s comment, the Company has revised Item 12 and the Index to Exhibits to reference the Amended Letter of Transmittal.

6.	We note the following statement on page 2 of the Letter of Transmittal: "The undersigned acknowledges that the Convertible Debenture will be exchanged within 1 business days (sic) of the full completion of the Offer with certificates or a DRS advice slip representing the shares of common stock to be issued in the exchange to be sent within 10 business days of the exchange." With a view towards more fulsome disclosure, please clarify what you mean by "full completion of the Offer" (e.g., whether this relates to the offer expiration date) and what the triggering event is for calculating the period "within 10 business days of the exchange."

In addition, please clarify whether (and if so, how) the phrase "within 10 business days of the exchange" in your Letter of Transmittal differs from the phrase "(within 10 days) following the expiration of the Offer Period" on page 25 of your offer document.

Further, the term "Offer" does not appear to be defined in the Letter of Transmittal or elsewhere. Please revise.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Letter of Transmittal and in the Offer Letter in the Amendment to Offer Letter by clarifying that certificates or a DRS advice slip representing the shares of Common Stock will be delivered within 2 business days of July 19, 2024. In relation thereto, the disclosure in the third paragraph of the Letter of Transmittal and the first paragraph on page 25 under the section captioned “The Convertible Note Exchange Offer – Acceptance for Issuance of the Exchange Consideration” have been amended. The defined terms in the Amended Letter of Transmittal have been updated.

Summary Terms of Convertible Note Exchange Offer, page 4

7.	We note your disclosure on page 5 that "Assure reserves the right to terminate the Convertible Note Exchange Offer, in its sole discretion, at any time and for any reason without accepting any of the tendered Assure Convertible Debentures. This right of termination is for the sole benefit of Assure and may be asserted by Assure regardless of the circumstances giving rise to such decision at any time." We also note similar language on page 21. Such ability to terminate the offer in your sole discretion, unrelated to the triggering of a listed condition, raises illusory offer concerns under Section 14(e) of the Exchange Act. Please revise, or advise.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure of the Offer Letter in the Amendment to Offer Letter by clarifying that the Company will not terminate to offer prior to the expiration date. In relation thereto, the disclosure on page 5 under the section captioned “Summary Terms of Convertible Note Exchange Offer – Termination of Offer” has been deleted and the disclosure in Question 30 on page 13 under the Questions and Answers section and on page 21 under the section captioned “The Convertible Note Exchange Offer – Exchange Offer Period; Extension of Offer; Right to Terminate Offer” have been amended.

Unaudited Pro Forma Summary Consolidated Financial Data, page 7

8.	We note that there appear to be notes/footnotes in the summary financial statements that are not explained. Please revise to include.

Company Response: In response to the Staff’s comment, the Company has revised the footnotes to the Unaudited Pro Form Summary Consolidated Financial Data in the Amendment to Offer Letter.

Questions & Answers, page 8

9.	We note your statement in Question and Answer 15 that "[y]our determination of these matters will be final and binding on all parties" regarding the validity, form, eligibility, and acceptance of any debentures. Please revise this and similar statements throughout your materials (such as on pages 16 and 22) to remove the implication that holders may not challenge your determinations and interpretations in a court of competent jurisdiction.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure of the Offer Letter in the Amendment to Offer Letter to clarify that the Company’s determinations are subject to the judgment of a court with jurisdiction over the Company. In relation thereto, the disclosure in Question 15 on page 11, in the risk factor on page 16 captioned “Holders may not receive Exchange Consideration in the Convertible Note Exchange Offer if the procedures for the Convertible Note Exchange Offer are not followed”, and the disclosure on pages 21 and 22 under the section captioned “The Convertible Note Exchange Offer – Conditions of the Convertible Note Exchange Offer” have been amended.

10.	The second and third paragraphs under A.28 on page 12 appear to be incorrect. Please delete, or advise.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure of the Offer Letter in the Amendment to Offer Letter to correct the second and third paragraphs under A.28 on page 12.

Risk Factors, page 14

11.	We note the disclosure on page 16 regarding potential future acquisitions of Assure Convertible Debentures. Please confirm your understanding that any such acquisitions must be made in compliance with both Rule 14e-5 and Rule 13e-4(f)(6) under the Exchange Act.

Company Response: In response to the Staff’s comment, the Company confirms its understanding that such acquisitons must be made in compliance with both Rule 14e-5 and Rule 13e-4(f)(6). In relation thereto, the disclosure on page 16 under the risk factor heading “Any future acquisition of any Assure Convertible Debentures that are not tendered in the Convertible Note Exchange Offer may be on terms more or less favorable than the terms of this Convertible Note Exchange Offer” has been amended.

Cautionary Note Regarding Forward-Looking Statements, page 18

12.	We note the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See, e.g., Section 21E(b)(2)(C) of the Exchange Act. Please revise your disclosure to remove any potential implication to the contrary.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure of the Offer Letter in the Amendment to Offer Letter to remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. In relation thereto, the disclosure on page 18 under the section captioned “Cautionary Note Regarding Forward-Looking Information” has been amended.

Conditions of the Convertible Note Exchange Offer, page 21

13.	The disclosure in this section does not appear to identify any conditions to the offer other than properly submitting a completed Letter of Transmittal and the holder's Assure Convertible Debenture (which is not ordinarily thought of as an offer condition). Yet we note references to "the terms and conditions" of the offer throughout your offer document, as well as to "customary conditions" on the cover page of your offer document. Please clarify what conditions you are referring to throughout your document, and revise your disclosure accordingly as appropriate.

Further, we note the following disclosure on page 22: "We may assert [the conditions] in our discretion regardless of the circumstances giving rise to them before the Expiration Date. We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the Convertible Note Exchange Offer." When an offer condition is "triggered," a bidder must promptly notify subject security holders whether it intends to waive that condition and proceed with the offer, or assert the condition and terminate the offer. To the extent you disclose any conditions to this offer in your offer document, please revise this disclosure accordingly.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure of the Offer Letter in the Amendment to Offer Letter to clarify that Convertible Note Exchange Offer is not subject to any conditions. In relation thereto, the disclosure in the second paragraph of the cover page of the Offer Letter, the second bullet on page 4 under the section captioned “Summary Terms of the Convertible Note Exchange Offer”, the second paragraph on page 20 under the caption “The Convertible Note Exchange Offer – General Terms and Eligibility – General Terms” and the first paragraph under the section captioned “The Convertible Note Exchange Offer – Conditions of the Convertible Note Exchange Offer” have been amended.

Acceptance for Issuance of the Exchange Consideration, page 25

14.	Refer to the following statement in this section: "The certificates or DRS advice slips representing the shares of Common Stock to be issued as the Exchange Consideration upon the exchange of Assure Convertible Debentures during the Offer Period, will be delivered promptly (within 10 days) following the expiration of the Offer Period." Please reconcile this statement and a similar statement in your Letter of Transmittal with your disclosure on page 10 and elsewhere throughout your offer document that "the Exchange Consideration will be sent to [holders] within 2 trading days" of the offer's expiration. In addition, to the extent that payment of the Exchange Consideration will not in fact be made within two business days, please advise as to how the offer complies with Rule 14e- 1(c).

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in the Offer Letter in the Amendment to Offer Letter by clarifying that certificates or a DRS advice slip representing the shares of Common Stock will be delivered within 2 business days of July 19, 2024. In relation thereto, the disclosure in the third paragraph of the Letter of Transmittal and the first paragraph on page 25 under the section captioned “The Convertible Note Exchange Offer – Acceptance for Issuance of the Exchange Consideration” have been amended.

Where You Can Find More Information and Incorporation by Reference, page 33

15.	We note your statement at the top of page 34 that you "incorporate by reference all future documents we file with the SEC [...] until the expiration of the Convertible Note Exchange Offer." Schedule TO does not specifically permit "forward incorporation" of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in the Offer Letter in the Amendment to Offer Letter by deleting the reference to incorporation by reference of future filings on page 34.

Unaudited Pro Forma Consolidated Financial Data, page 34

16.	The explanation of note/footnote 5 appears to be missing, while there does not appear to be a note/footnote 4 at all. Please revise, or advise.

Company Response: In response to the Staff’s comment, the Company has revised the footnotes to the Unaudited Pro Form Consolidated Financial Data in the Amendment to Offer Letter.

Please direct any questions that you have with respect to the foregoing, or any requests for additional supplemental information required by the Staff, to Jason K. Brenkert of Dorsey & Whtiney LLP at (303) 352-1133.

Very truly yours,

Assure Holdings Corp.

By:	/s/ John Farlinger
Name:	John Farlinger
Title:	Chief Executive Officer